Exhibit 21.1

Savers Value Village, Inc.

Subsidiaries of the Registrant

Legal Entity	State or Country of Incorporation or Organization
Savers Value Village, Inc.	Delaware
S-Evergreen Holding Corp.	Delaware
Evergreen AcqCo 1 LP	Delaware
Evergreen AcqCo 2, Inc.	Delaware
TVI, Inc.	Washington
Thrift Intermediate Holdings I, Inc.	Delaware
Value Village Canada Inc.	British Columbia
Value Village Stores	British Columbia